UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 31 October 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

450 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

MARKET RELEASE

31 October 2016

NOVOGEN ACQUIRES PRIVATELY-HELD NEURO-ONCOLOGY COMPANY TO SUPPORT DEVELOPMENT OF GDC-0084 IN GLIOBLASTOMA

•    Glioblast Pty Ltd, a privately-held neuro-oncology company based in Sydney, Australia, will be acquired for AU$ 2.1 million and performance-related milestones

•    Acquisition provides capabilities, expertise, and relationships that will support the development of GDC-0084 in glioblastoma multiforme

Sydney, 31st October 2016 – Australian oncology-focused biotechnology company, Novogen Ltd (ASX: NRT; NASDAQ: NVGN) today announced that it has fully-acquired Glioblast Pty Ltd, a privately-held, neuro-oncology-focused Australian biotechnology company.

The transaction includes an upfront payment of AU$ 2.1 million, comprising AU$ 600,000 in cash and ordinary fully-paid shares valued at AU$ 1.5 million, with the actual number of shares determined on the basis of the volume-weighted average price of Novogen shares on the ASX in the seven days prior to this announcement.

The shareholders of Glioblast will be eligible for further payments in cash or equity on the achievement of performance-related milestones. The first two of these milestones provide for the issue of ordinary fully-paid shares valued at AU$ 1.25 million respectively on commencement and successful completion of a phase II clinical trial of GDC-0084, with the actual number of shares determined on the basis of the volume-weighted average price of Novogen shares on the ASX in the seven days prior to satisfaction of the relevant milestone being announced. A further two milestones may trigger payments in cash or equity at Novogen’s sole discretion. Any issue of equity in Novogen will be subject to a minimum six-month escrow period.

The addition of Glioblast will add important capabilities and relationships to Novogen, allowing it to more effectively move forward with the GDC-0084 program. Paul Hopper, a highly-experienced life sciences executive, and Leslie Chong, who was formerly Clinical Program Lead for GDC-0084 at Genentech, both shareholders of Glioblast, will become consultants to Novogen and will advise on clinical development.

[ENDS]

Media and Investor Relations	Investor Relations (US)
Glen Zurcher E: glen.zurcher@irdepartment.com.au T: +61 420 249 299	Robert Kennedy E: robert.kennedy@novogen.com T: +1 212 519 9832 / +1 646 662 3574

About the GDC-0084 development candidate

GDC-0084 is a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is distinguished from other molecules in the class by its ability to penetrate the blood-brain barrier. The molecule was developed by Genentech, who completed a phase I study in recurrent glioblastoma patients, and was licensed to Novogen in October 2016. A phase II clinical trial is slated to begin in 2017.

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of four development candidates, diversified across three distinct technologies, with the potential to yield first-in-class and best-in-class agents across a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. Three further molecules have been developed in-house from two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) to treat ovarian cancer and a range of solid tumours. Cantrixil, the most advanced of these, is slated to enter clinical trials in late 2016, while Anisina and Trilexium are in preclinical development.

For more information, please visit: www.novogen.com